                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended September 30, 1999

                         Commission file number: 1-12238



                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                               MHM Services, Inc.
                      8605 Westwood Center Drive, Suite 400
                             Vienna, Virginia 22182

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS



Independent Auditors' Report                                                                   1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits for 1999 and 1998                      2

   Statements of Changes in Net Assets Available for Plan Benefits                             3
      for 1999, 1998, and 1997

   Notes to Financial Statements                                                               4-7

Supplemental Schedules as of and for the Year Ended September 30, 1999:

   Line 27a - Schedule of Assets Held for Investment Purposes                                  8

   Line 27d - Schedule of Reportable Transactions                                              9

Signature                                                                                     10

Exhibit 23 - Consent of Independent Auditors-KPMG LLP                                         11

                          INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
MHM Services, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the MHM Services, Inc. 401(k) Savings Plan (the "Plan") as of September 30, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended September 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of September 30, 1999 and 1998 and the changes in net assets available for plan benefits for each of the years in the three-year period ended September 30, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the foregoing table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of assets held for investment purposes and reportable transactions that accompany the Plan's financial statements do not disclose certain historical cost information. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



KPMG LLP

McLean, Virginia
January 14, 2000


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

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           September 30, 1999 and 1998



                                                                                       1999                1998
                                                                                  ----------------    ----------------
Assets:
      Investments (note 4)                                                     $        1,426,372           1,364,290
      Participant loans                                                                    14,660              14,145
      Receivables:
           Employee contributions                                                          17,286              20,331
           Employer contributions                                                           7,380              10,232
                                                                                  ----------------    ----------------
                            Total receivables                                              24,666              30,563
                                                                                  ----------------    ----------------
                            Total assets                                                1,465,698           1,408,998
Liabilities - accrued expenses                                                               (207)               (985)
                                                                                  ----------------    ----------------
                            Net assets available for plan benefits             $        1,465,491           1,408,013
                                                                                  ================    ================


See accompanying notes to financial statements.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                 Years ended September 30, 1999, 1998 and 1997


                                                                             1999             1998            1997
                                                                         --------------  ---------------  --------------
Additions:
     Additions (deductions) to (from) net assets attributed to:
        Investment income (loss):
           Net appreciation (depreciation) in fair value
              of investments                                          $     194,642         (199,484)        266,821
           Interest on loans                                                  1,045            1,276             552
           Dividends                                                         34,559           80,741         101,474
                                                                         --------------  ---------------  --------------
                     Total investment income (loss)                         230,246         (117,467)        368,847
        Less investment expenses                                            (14,190)         (11,547)        (10,246)
                                                                         --------------  ---------------  --------------
                                                                            216,056         (129,014)        358,601
                                                                         --------------  ---------------  --------------
        Contributions:
           Employee contributions                                           220,738          275,400         232,847
           Employer contributions                                            29,479           42,856          37,656
                                                                         --------------  ---------------  --------------
                                                                            250,217          318,256         270,503
                                                                         --------------  ---------------  --------------
                     Total additions                                        466,273          189,242         629,104
                                                                         --------------  ---------------  --------------
Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                                      (392,183)        (548,329)       (526,566)
        Administrative expenses (note 3)                                    (16,612)         (21,946)           --
                                                                         --------------  ---------------  --------------
                     Total deductions                                      (408,795)        (570,275)       (526,566)
                                                                         --------------  ---------------  --------------
                     Net increase (decrease)                                 57,478         (381,033)        102,538
Net assets available for benefits:
     Beginning of year                                                    1,408,013        1,789,046       1,686,508
                                                                         --------------  ---------------  --------------
     End of year                                                      $   1,465,491        1,408,013       1,789,046
                                                                         ==============  ===============  ==============


See accompanying notes to financial statements.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                        Notes to the Financial Statements

                           September 30, 1999 and 1998


(1)   DESCRIPTION OF THE PLAN

      The following description of the MHM Services, Inc. 401(k) Savings Plan (the Plan), formerly known as Mental Health Management, Inc. Employees' Savings Plan, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan provisions.

      (a)  GENERAL

           The effective date of the Plan was September 1, 1993. The Plan is a defined contribution plan. Employees who are age 21 or older are eligible to join the Plan upon completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)  CONTRIBUTIONS

           Participants may contribute to the Plan from 1 percent to 15 percent (1 percent to 23 percent beginning in July 1998) of their salaries to be invested, as they choose, in various mutual funds and common stock of MHM Services, Inc. (the Company). The Plan provides that the Company will make a matching contribution equal to $.50 for each $1.00 contributed by a participant, not to exceed 3 percent of the participant's contribution (to a maximum of 1.5 percent of the participant's salary). The Company's matching contribution is made in cash to be distributed among the funds elected by the participant.

      (c)  PARTICIPANT ACCOUNTS

           Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (d)  VESTING

           A participant's accrued benefit is at all times fully vested and nonforfeitable upon death, retirement, disability or termination of employment.

      (e)  PARTICIPANT LOANS

           Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years or up to ten years for the building, rehabilitation or purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                        Notes to the Financial Statements

                           September 30, 1999 and 1998


      (f)  PAYMENT OF BENEFITS

           Upon termination of service, participants may elect to receive a lump-sum payout of their accounts. If the account balance at termination exceeds $3,500, a participant may leave the money in the Plan after leaving the Company. Participants may also qualify for up to two hardship withdrawals per Plan year with respect to amounts attributable to basic contributions. In order to obtain a hardship withdrawal, participants must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan. Upon receiving a hardship distribution, participants are suspended from making contributions to the Plan for one year.

           The Plan permits certain annuity options as follows: 50 percent joint and survivor annuity if married, a 100 percent life annuity to single participants, and 100 percent pre-retirement survivor annuity to the surviving spouse of a married participant who dies before retirement. Participants may elect a single sum distribution with appropriate consent.

           Distributions from the funds, with the exception of the MHM Services, Inc. (MHM) stock fund, are made in cash. Distributions from the MHM stock fund are in the form of the securities held; however, distributions of the Company's common stock shall be made in cash whenever the number of shares to be distributed is 100 or less.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)  BASIS OF ACCOUNTING

           The financial statements of the Plan are prepared under the accrual method of accounting.

           In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending September 30, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1998 or 1997 financial statements.

      (b)  USE OF ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                        Notes to the Financial Statements

                           September 30, 1999 and 1998


      (c)  INVESTMENT VALUATION AND INCOME RECOGNITION

           The Plan's managed investment funds and Company common stock are stated at fair value which is determined by closing prices as of the last trading day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair market value. Dividends and interest are recorded when earned.

      (d)  PAYMENT OF BENEFITS

           Benefits are recorded when paid.

      (e)  RECLASSIFICATIONS

           Certain 1998 and 1997 amounts have been reclassed to conform to the 1999 presentation.

(3)   ADMINISTRATIVE EXPENSES

      Beginning in 1998, administrative expenses are charged directly to the Plan. Prior to 1998, these expenses were paid by the Company. Administrative expenses amounted to $16,612 and $21,946 for the years ended September 30, 1999 and 1998, respectively.

(4)   INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                     1999          1998
                                                                 -------------  -----------
BT International Equity Fund, 4,498 and 0 units, respectively    $   108,889            --
American Century Income and Growth Fund, 14,330 and
   15,325 units, respectively                                        429,748        381,751
Papp America Abroad Fund, 7,382 and 9,444, units, respectively       227,960        237,703
Managers Special Equity Fund, 5,437 and 6,248 units,
   respectively                                                      377,444        319,698
Schwab Institutional Advantage Money Fund, 191,723 and
   151,879 units, respectively                                       191,723        151,879
Hotchkis and Wiley International Fund, 0 and 5,113 units,
   respectively                                                           --        105,732
Stein Roe Income Trust Income Fund, 0 and 8,063 units,
   respectively                                                           --         79,658
MHM Services, Inc. common stock, 70,312 shares                            --         76,921
                                                                 =============  ===========

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                        Notes to the Financial Statements

                           September 30, 1999 and 1998

(5)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)   PLAN AMENDMENT

      Effective October 1, 1997, the Plan was amended and restated through the adoption of a new 401(k) prototype plan document. The amendments had no effect on net assets and the significant plan provisions have basically remained the same.

(7)   TAX STATUS

      The Plan was amended and restated on October 10, 1997 through the adoption of a prototype 401(k) plan provided by Milliman and Robertson, the Plan Administrator. The original Plan received an opinion letter from the IRS dated August 2, 1993, which indicates that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The amended and restated Plan is relying on a determination letter dated April 13, 1993 with respect to the prototype plan document. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

(8)   RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the custodian of the Plan and was the trustee of the Plan until August 1999 and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Charles Schwab for the investment management services amounted to $9,760 and $7,548 for the years ended September 30, 1999 and 1998, respectively.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                            As of September 30, 1999



                               SHARES OR                                                                    CURRENT
          ISSUER                 UNITS                       DESCRIPTION                        COST         VALUE
----------------------------  ------------   --------------------------------------------   -----------   ------------
* Charles Schwab                 5,179       PIMCO Total Return Institutional Class         $     **          52,099
* Charles Schwab                 4,498       BT International Equity Fund                         **         108,889
* Charles Schwab                14,330       American Century Income & Growth Fund                **         429,748
* Charles Schwab                 7,382       Papp America Abroad Fund                             **         227,960
* Charles Schwab                 5,437       Managers Special Equity Fund                         **         377,444
* Charles Schwab                   878       Gabelli Westwood Balance D Fund Retail Class         **          10,514
* Charles Schwab               191,723       Schwab Institutional Advantage Money Fund            **         191,723
* MHM Services, Inc.            63,990       MHM Services, Inc. common stock                      **          27,995
                                                                                             -----------  ------------
                                                           Total investments                $     **       1,426,372
                                                                                             ===========  ============
Plan                                         Participant loans (interest rates ranging
                                             from 9% to 10%, maturing through 2008).            14,660        14,660
                                                                                             ===========  ============


 * Party-in-interest

** Information not available

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended September 30, 1999




                                                                               NUMBER OF     PURCHASE     SELLING     LEASE
IDENTITY OF PARTY INVOLVED                    DESCRIPTION OF ASSET            TRANSACTIONS    PRICE        PRICE      RENTAL
------------------                            --------------------           -------------  -----------  ---------   --------

SINGLE TRANSACTIONS

*Charles Schwab                       BT International Equity Fund                1          $  107,575         --        --

*Charles Schwab                       Hotchkis & Wiley International Fund         1                 --       107,577      --

SERIES OF TRANSACTIONS

*Charles Schwab                       American Century Income & Growth Fund       28                --       147,949      --

*Charles Schwab                       American Century Income & Growth Fund       62            119,656         --        --

*Charles Schwab                       BT International Equity Fund                49            118,559         --        --

*Charles Schwab                       Hotchkis & Wiley International Fund         9                 --       122,047      --

*Charles Schwab                       Managers Special Equity Fund                28                --        89,702      --

*Charles Schwab                       Papp America Abroad Fund                    27                --        95,333      --

*Charles Schwab                       Stein Roe Income Trust Income Fund          15                --        83,247      --
                                                                              =============  ============ =========== =========

                                                                                                          CURRENT
                                                                                 EXPENSE                 VALUE OF
                                                                                 INCURRED                ASSET ON       NET
                                                                                  WITH       COST OF    TRANSACTION     GAIN
IDENTITY OF PARTY INVOLVED                    DESCRIPTION OF ASSET             TRANSACTION    ASSET        DATE        (LOSS)
------------------                            --------------------            ------------  ---------  ------------   --------

SINGLE TRANSACTIONS

*Charles Schwab                       BT International Equity Fund                  --       107,575     107,575         --

*Charles Schwab                       Hotchkis & Wiley International Fund           --       108,017     107,577         (440)

SERIES OF TRANSACTIONS

*Charles Schwab                       American Century Income & Growth Fund         --          **       147,949         **

*Charles Schwab                       American Century Income & Growth Fund         --       119,656     119,656         --

*Charles Schwab                       BT International Equity Fund                  --       118,559     118,559         --

*Charles Schwab                       Hotchkis & Wiley International Fund           --       123,118     122,047       (1,071)

*Charles Schwab                       Managers Special Equity Fund                  --          **        89,702         **

*Charles Schwab                       Papp America Abroad Fund                      --          **        95,333         **

*Charles Schwab                       Stein Roe Income Trust Income Fund            --       85,365       83,247       (2,118)
                                                                               ===========  ==========  ===========  ===========

 * Party-in-interest

** Information not available

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            MHM Services, Inc.
                                            401(k) Savings Plan



Date:  March  31, 2000                      By:  /s/ Cleveland E. Slade
                                                 -----------------------
                                                 Cleveland E. Slade
                                                 Vice President and
                                                 Chief Financial Officer
                                                 MHM Services, Inc.



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